Sun Jin Moon
                                                      Vice President and Counsel
                                                                    212.314.2120
                                                               Fax: 212.314.3953

                                September 3, 2008


Sonny Oh, Esq.
Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
100 F Street, NE
Mail Stop 4644
Washington, DC  20549

      RE:   AXA Equitable Life Insurance Company
            Separate Account FP
            Incentive Life Optimizer Post-Effective Amendment No. 14 File No. 333-103199 (the "Amendment")

Dear Mr. Oh:

      On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), we respond below to the staff's comments on the above-referenced Amendment. We set forth below each of those specific comments and then provide our response. The page numbers refer to the courtesy copy that we provided to the staff. This letter responds to follow-up comments and supplements our letter of August 14, 2008 responding to other staff comments.



PROSPECTUS

COMMENT 3.  COVER PAGE.

      Please disclose in the second to last paragraph on the front cover page that death benefits may be subject to estate taxes.


RESPONSE 3.

      We will add the following cross-reference to the cover page:

For more information about possible estate tax consequences associated with the death benefits, please see "Estate, gift, and generation-skipping taxes" in the Tax information section later in this prospectus.

COMMENT 4.  RISK BENEFIT SUMMARY: POLICY FEATURES, BENEFITS AND RISKS (PAGE 1)

Sonny Oh, Esq.
September 3, 2008
Page 2

COMMENT 4A.

      For clarity, in the second to last sentence of the first paragraph under "You can guarantee that your policy will not terminate before a certain date" on page 2, please disclose the expected guarantee period range and corresponding insured's age.

RESPONSE 4A.

      We have added the following disclosure:

Under the No Lapse Guarantee provision, the policy is guaranteed not to lapse during a no lapse guarantee period of 20 years for issue ages 0-55, the number of years to attained age 75 for issue ages 56-69, and 5 years for issue ages 70 and over.


COMMENT 4B.

      Under "You can receive an accelerated death benefit under the Long Term Care Services Rider" on page 3, please clarify what is meant by "which are not issued as a result of an option to purchase additional insurance election."

RESPONSE 4B.

      We have added the following clarifying disclosure:

If you are purchasing this policy through an option to purchase additional insurance under another policy, or a conversion from a term life policy or term rider, you cannot add the Long Term Care Services(SM) Rider.

COMMENT 4D.

      Please correct the typo at the end of the third full sentence on page 4 and beginning of the fourth full sentence.

RESPONSE 4D.

      We have modified the sentence to clarify as follows:

If you are exercising the option to purchase additional insurance under another policy, or a conversion from certain term life policies or term riders, the minimum face amount is $25,000.

COMMENT 4E.

      Please expand on how the new base policy will be determined "somewhat differently" in the second to last paragraph under "Change of death benefit option" on page 5.

Sonny Oh, Esq.
September 3, 2008
Page 3

RESPONSE 4E.

      We have added the following cross-reference to clarify how it will be determined:

See "Alternative higher death benefit in certain cases" earlier in this section.

COMMENT 4F.

      Please confirm that the summary section of the prospectus does not exceed five pages in length; otherwise, the fee tables should precede this section. General Instruction C.3.(a).

RESPONSE 4F.

      We have modified the prospectus and placed the fee table in front of the summary section.

COMMENT 6.

      At the end of the "Portfolios of the Trust" table on page 19, please conspicuously disclose how investors may obtain a prospectus and, if available, a fund profile, containing more complete information on each Portfolio. Item 4(d).

RESPONSE 6.

      The contract prospectus will be printed in booklet that will also include the prospectuses for the available portfolios. We have revised the disclosure to include the following sentence: "The prospectuses for the Portfolios, which are attached to this prospectus, should be read carefully before investing."

COMMENT 7.

      The first sentence under "You can change your policy's insured person" on page 43 refers to "this rider." Please provide the name of the rider and add disclosure under "Other benefits you can add by rider" beginning on page 32, the fee table, and "More information about certain policy charges" beginning on page 38 accordingly.

RESPONSE 7.

      We have added disclosure to clarify that this is the substitution of insured rider. There is currently appropriate disclosure in the prospectus describing this rider in the "Other benefits you can add by rider" section.

COMMENT 8.

      Please confirm that the Legal Proceedings section (page 49) has been updated.

Sonny Oh, Esq.
September 3, 2008
Page 4

RESPONSE 8.

      We confirm that the Legal Proceedings section is current.

      In our discussions relating to the August 14, 2008 response letter, you requested additional detail regarding the following statement in the fee table:
"The illustrations of Policy Benefits that your financial professional will provide will show the impact of the actual current and guaranteed maximum rates, if applicable, of the following policy charges, based on various assumptions (except for the loan interest spread, where we use current rates in all cases)." The quoted disclosure is included in the prospectus for the current version of the Incentive Life '06 contract. Therefore, this disclosure, including the disclosure relating to the loan interest rate spread, is not new disclosure. We note that the loan interest spread does not impact any of the hypothetical illustrations in the prospectus, because none of those illustrations include loans. The Form N-6 instructions relating to illustrations were designed by the SEC for the prospectus illustrations and were not designed to set standards for personalized illustrations. See Rel. No. 33-8088 (April 2002) (adopting Form N-6). The Company's illustrations include specific disclosure stating the loan interest rates and loan interest rate spread used in the illustrations, and the form of illustrations have been filed with FINRA as required. Finally, we note that loan interest rates (both credited and charged rates) can vary, and therefore illustrations may be impacted not only by the spread but by the actual loan interest rate amounts. Therefore, some assumptions are required for loan interest rates that are different than more traditional charges, such as administrative charges or cost of insurance charges.

      Pursuant to other follow-up comments made by the staff, we've incorporated appropriate changes to the prospectus including moving the above referenced statement into a footnote, specifically applying the footnote regarding individual characteristics and charges only to the applicable charges and modifying a footnote reference to the Cash Value Plus Rider.

                                    * * * * *

      The amendment filing will be accompanied by the requested Tandy representations.

      Please contact me if you have any questions on the Company's responses to the staff's comments. We appreciate your assistance with this Amendment.

                                    Sincerely,

                                    /s/ Sun Jin Moon
                                    -------------------
                                    Sun Jin Moon
cc: Christopher Palmer, Esq.